AENZA S.A.A. Av. Petit Thouars 4957 Miraflores Lima 15046, Peru www.aenza.com.pe

December 15, 2022

Ms. Babette Cooper and Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AENZA S.A.A.

Dear Ms. Cooper and Ms. Monick,

Set forth below is a response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated December 1, 2022 (the “Comment Letter”) concerning the Form 20-F for the fiscal year ended December 31, 2021 (the “2021 20-F”) filed by AENZA S.A.A. (the “Company”).

Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 1.	We note that Vizcarra y Asociados S.C.R.L. -Moore Peru played a substantial role in the audits of your December 31, 2020 and 2019 audited consolidated financial statements, but was not registered with the Public Company Accounting Oversight Board (“PCAOB”). It appears that a Form AP was not filed with the PCAOB for the 2021 financial statement year; please tell us if any accounting firms that were not registered with the PCAOB played a substantial role in the audit of your December 31, 2021 audited consolidated financial statements. Given that AENZA S.A.A. is an issuer, Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 require that any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB. Please tell us how you intend to comply with such requirements for your December 31, 2021 Form 20-F that currently is materially deficient due to the non-compliant consolidated financial statements.

Response No. 1.	The Company acknowledges the Staff’s comment and respectfully submits that, following the date of the Comment Letter, Moore Assurance SAS (“Moore”), the Company’s principal auditor for 2019, 2020 and 2021, publicly filed a Form AP with the PCAOB on December 8, 2022 in respect of the 2021 financial statement year.

Upon receipt of the Comment Letter, the Company inquired with Moore with respect to the firm’s compliance with PCAOB rules, including with respect to PCAOB registration requirements, in relation to the audited consolidated financial statements for the 2019, 2020 and 2021 years included in the 2021 20-F.

Moore has informed the Company that it was the subject of an inspection by the PCAOB during 2021, in which the PCAOB selected for review Moore’s audit of the Company for the 2019 year. PCAOB’s inspection report, dated September 15, 2022, which was made publicly available, cited no deficiencies relating to the registration of any participating audit firm.

Moore also informed the Company that Moore did not rely on any audit conducted by a participating audit firm; rather, they assumed full responsibility for the entire audit of 2019, 2020 and 2021 years, which was conducted at the direction and supervision of Moore, a firm registered with the PCAOB. Moore further noted that the work of any participating auditor is not referred to in the audit opinions of Moore in respect of the Company’s consolidated financial statements for those years. Therefore, Moore considers that its audits comply with PCAOB registration requirements.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me at fredy.chalco@aenza.com.pe.

Very truly yours,

AENZA S.A.A.

By:	/s/ Fredy Chalco
Name:	Fredy Chalco
Title:	VP of Corporate Finance

cc:	Oscar Pando Mendoza, VP of Corporate Control and Planning

Juan Francisco Mendez, Simpson Thacher & Bartlett LLP